Exhibit A-2

**MIDSTREAM**
**Income Statement - Consolidating**
**Year-to-Date**
**As of December 31, 2002**
**(Unaudited)**

| # | Cleco Midstream Resources LLC | Cleco Evangeline LLC | Cleco Marketing & Trading LLC | Cleco Generation Services LLC | Cleco Energy Consolidated | Acadia Power Holdings LLC | Perryville Consolidated | Cleco Business Development LLC | Cleco Columbian LLC | Eliminations | Cleco Midstream Consolidated |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Operating Revenue:** | | | | | | | | | | | |
| Electric Operations | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - | **$ -** |
| Tolling Operations | - | 61,691,371 | - | - | - | - | 28,568,568 | - | - | - | **90,259,939** |
| Energy Trading, net | - | - | 2,260,654 | - | (9,629,345) | - | - | - | - | 9,789,540 | **2,420,849** |
| Energy Operations | - | - | 1,439,502 | - | 28,613,800 | - | - | - | - | (3,159) | **30,050,143** |
| Other Operations | 88,598 | 1,868 | 15,085 | 4,111,787 | 3,730 | 13 | 434,350 | - | - | - | **4,655,431** |
| Intercompany Revenue | 1,183,378 | - | 2,702,234 | 10,679,368 | 5,803,306 | - | - | - | - | (20,002,366) | **365,920** |
| Gross Operating Revenue | 1,271,976 | 61,693,239 | 6,417,475 | 14,791,155 | 24,791,491 | 13 | 29,002,918 | - | - | (10,215,985) | **127,752,282** |
| Electric Customer Credits | - | - | - | - | - | - | - | - | - | - | **-** |
| **TOTAL OPERATING REVENUE** | 1,271,976 | 61,693,239 | 6,417,475 | 14,791,155 | 24,791,491 | 13 | 29,002,918 | - | - | (10,215,985) | **127,752,282** |
| **Operating Expenses:** | | | | | | | | | | | |
| Fuel Used for Electric Generation | - | - | - | - | - | - | - | - | - | - | **-** |
| Power Purchased for Utility Customers | - | - | - | - | - | - | - | - | - | - | **-** |
| Purchases for Energy Operations | - | 2,611,926 | - | - | 24,527,344 | - | - | - | - | (1,822,566) | **25,316,704** |
| Other Operations | 6,706,042 | 5,386,541 | 5,427,170 | 8,299,454 | 3,855,901 | 569,421 | 2,760,717 | - | - | (5,201,291) | **27,803,955** |
| Maintenance | 90,167 | 5,161,933 | 26,679 | 5,311,056 | 31,458 | 4,701 | 829,849 | - | - | (2,554,161) | **8,901,682** |
| Depreciation | 167,687 | 8,845,593 | 15,885 | 8,730 | 2,021,263 | - | 4,929,887 | - | - | - | **15,989,045** |
| Restructuring Charge | 701,434 | 115,923 | 274,990 | 442,206 | 693,983 | - | 144,758 | - | - | (315,007) | **2,058,287** |
| Impairment of Asset | - | - | - | - | 3,586,903 | - | - | - | - | - | **3,586,903** |
| Taxes Other than Income Taxes | 177,539 | 232,552 | 166,843 | 458,354 | 608,550 | 22,136 | 97,976 | 50 | - | (228,143) | **1,535,857** |
| **TOTAL OPERATING EXPENSES** | 7,842,869 | 22,354,468 | 5,911,567 | 14,519,800 | 35,325,402 | 596,258 | 8,763,187 | 50 | - | (10,121,168) | **85,192,433** |
| **OPERATING INCOME** | (6,570,893) | 39,338,771 | 505,908 | 271,355 | (10,533,911) | (596,245) | 20,239,731 | (50) | - | (94,817) | **42,559,849** |
| Interest Income | 859,629 | 357,936 | - | - | 2,291 | 9,709 | 72,117 | - | - | (859,629) | **442,053** |
| Allowance for Other Funds used during Construction | - | - | - | - | - | - | - | - | - | - | **-** |
| Equity Income from Investees | - | - | - | - | - | 14,844,563 | 1,270,100 | - | - | 89,389 | **16,204,052** |
| Other Income (Expenses), net | 2,887,670 | (35,583) | (12,511) | (22,945) | 54,542 | (31,942) | (3,545) | - | - | (2,892,225) | **(56,539)** |
| **Income Before Interest Charges** | (2,823,594) | 39,661,124 | 493,397 | 248,410 | (10,477,078) | 14,226,085 | 21,578,403 | (50) | - | (3,757,282) | 59,149,415 |
| **Interest Charges:** | | | | | | | | | | | |
| Interest on Debt and Other, net of Capitalized | 879,275 | 18,926,358 | 76,919 | 23,763 | 492,186 | 6,299,726 | 4,249,307 | - | - | - | **30,947,534** |
| Amortization of Debt Discount, Premium and Exp, net | 803,469 | 227,173 | 15,223 | 3,581 | 22,364 | 560,464 | 29,541 | - | - | (859,629) | **802,186** |
| Allowance for Borrowed Funds | - | - | - | - | - | - | - | - | - | - | **-** |
| **TOTAL INTEREST CHARGES** | 1,682,744 | 19,153,531 | 92,142 | 27,344 | 514,550 | 6,860,190 | 4,278,848 | - | - | (859,629) | **31,749,720** |
| **Net Income before Continuing Operations, Income Taxes, and Preferred Dividends** | (4,506,338) | 20,507,593 | 401,255 | 221,066 | (10,991,628) | 7,365,895 | 17,299,555 | (50) | - | (2,897,653) | **27,399,695** |
| **Federal and State Income Taxes** | (2,825,857) | 7,906,285 | 185,251 | 105,853 | 761,435 | 2,839,906 | 6,664,471 | (20) | - | (2,897,655) | **12,739,669** |
| **Net Income from Continuing Operations** | (1,680,481) | 12,601,308 | 216,004 | 115,213 | (11,753,063) | 4,525,989 | 10,635,084 | (30) | - | 2 | **14,660,026** |
| **DISCONTINUED OPERATIONS** | | | | | | | | | | | |
| Loss from Operations, net of Income Taxes | - | - | - | - | - | - | - | - | - | - | **-** |
| Loss on Disposal of Segment, net of Income Taxes | - | - | - | - | - | - | - | - | - | - | **-** |
| **TOTAL DISCONTINUED OPERATIONS** | - | - | - | - | - | - | - | - | - | - | **-** |
| **Net Income before Extraordinary Item** | (1,680,481) | 12,601,308 | 216,004 | 115,213 | (11,753,063) | 4,525,989 | 10,635,084 | (30) | - | 2 | **14,660,026** |
| **Extraordinary Item, net of Income Taxes** | - | - | - | - | - | - | - | - | - | - | **-** |
| **Net Income before Preferred Dividends** | (1,680,481) | 12,601,308 | 216,004 | 115,213 | (11,753,063) | 4,525,989 | 10,635,084 | (30) | - | 2 | **14,660,026** |
| **Preferred Dividend Requirements, net** | - | - | - | - | - | - | - | - | - | - | **-** |

02/28/2003 10:10 AM